Filed by: Gold Royalty Corp.

(Commission File Number: 001-40099)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Elemental Royalties Corp.

FOR IMMEDIATE RELEASE

GOLD ROYALTY CORP. PORTFOLIO Update SETS TRAJECTORY FOR CONTINUED CASH FLOW GROWTH

(All Amounts expressed in U.S. dollars unless otherwise noted)

Stock Symbol: GROY (NYSE American)

Vancouver, British Columbia – February 23, 2022 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) is pleased to provide an update on recent developments from the Company’s royalty portfolio.

Highlights:

●	IAMGOLD announced construction is 43% complete at the Côté Gold Project, with production expected in the second half of 2023, and average annual production of 489,000 ounces of gold over the first 5 years of the mine life. Gold Royalty recently announced an agreement to acquire a 0.75% net smelter return (“NSR”) over a portion of the Côté Gold Project. Based on analyst consensus production estimates and current gold prices, the Côté Royalty is currently expected to contribute approximately $1.9 million and $3.1 million to Gold Royalty’s cash flow in 2024 and 2025, respectively, and $12.7 million over the first full five years of production when mining is expected to focus on areas covered by the royalty as part of an 18-year, 6.6-million-ounce, life of mine.

●	With 28 royalties already in production or development, Gold Royalty is expected to generate revenues of approximately $7 million in 2022, growing by a sector-leading 58% over the next two years to approximately $17 million in 2024, based on analyst consensus estimates. This highlights the substantial increase in cash flow that Elemental Royalties shareholders are expected to experience from a combination with Gold Royalty.

●	Barrick announced a maiden inferred mineral resource estimate at REN of 1.24 million ounces of gold grading 7.3 g/t. Drilling continues with mineralization open in all directions. Fourth quarter 2021 exploration drilling targeted upside potential and resource expansion outside of the recently defined resource. Highlighted drill results included MRC-21001 with 40.2 metres grading 27.60 g/t gold. Gold Royalty holds a 1.5% NSR royalty and a 3.5% net profits interest (“NPI”) over the REN project.

●	Agnico Eagle and Yamana announced mineral resource growth at the Odyssey Underground project (“Odyssey”) at Canadian Malartic, with 2.35 million ounces of indicated gold mineral resources and 13.15 million ounces of inferred gold mineral resources reported at year-end. Odyssey is on track for first production in 2023. Gold Royalty holds a 3% NSR royalty over a portion of Odyssey.

●	Wallbridge Mining announced a C$70 million 2022 drilling program of which 115,000 metres is planned at Fenelon for resource expansion and infill drilling to further grow the gold mineral resources at the project. Gold Royalty holds a 2% NSR over the Fenelon project.

●	First Majestic provided guidance of 116,000 – 129,000 ounces of gold production in 2022 at the Jerritt Canyon mine (“Jerritt Canyon”). First Majestic continues to explore with nine drill rigs operating at the end of Q4. Approximately 135,100 metres are planned that consist of surface and underground infill, step-out and exploratory holes to support the life of mine. Gold Royalty holds a 0.5% NSR over Jerritt Canyon.

David Garofalo, Chairman and CEO of Gold Royalty Corp. commented: “The recently announced addition of a royalty on the Côté Gold Project along with several exciting catalysts across a number of our most important assets highlight the significant cash flow growth in the Gold Royalty portfolio. Our overall portfolio of 192 royalties is focused on assets with strong operators in the best mining jurisdictions in the world, and will provide robust and reliable growing cash flows for decades to come. This supports our recently announced inaugural dividend program and peer-leading growth profile.”

Portfolio Update

IAMGOLD – Côté Gold Project (0.75% NSR) – Gold Royalty’s newest Tier 1, Low-Cost, Long-Life Development Stage Royalty

On January 12, 2022, IAMGOLD Corp. (“IAMGOLD”) announced an update on fourth quarter construction activities at the Côté Gold Project, highlighting construction is 43.4% complete and disclosing that it is on track to commence production in the second half of 2023. IAMGOLD stated: “It is an exciting time for our company as we look to ensure that our portfolio of assets is optimized as we progress with the delivery of Côté Gold - which will be a long-life, low-cost, tier 1 asset”. The Côté Gold Project has an 18-year life of mine producing 6.6 million ounces of gold with average annual production of 367,000 ounces of gold at a robust AISC of US$802/oz.

As announced on February 22, 2022, Gold Royalty has entered an agreement to acquire a 0.75% NSR over a portion of the Côté Gold project. Based on consensus estimates and current gold prices, the Côté Royalty would be expected to contribute approximately $1.9 million and $3.1 million to Gold Royalty’s cash flow in 2024 and 2025, respectively, and $12.7 million over the first full five years of production when mining is expected to focus on areas covered by the royalty, as part of an 18-year, 6.6-million-ounce, life of mine.

For more information, refer to IAMGOLD’s press releases dated January 12, 2022, and December 22, 2021, and IAMGOLD’s Technical Report on the Côté Gold Project, with an effective date of October 18, 2021, filed on www.sedar.com.

Nevada Gold Mines (Barrick & Newmont JV) – REN Project (1.5% NSR & 3.5% NPI) – Barrick Releases Resource Estimate for REN Project – 1.2 Million Ounce Maiden Resource with Near-Term Production Potential

On February 10, 2022, Barrick Gold Corp. (“Barrick”) announced a maiden inferred mineral resource estimate at REN of 1.24 million ounces of gold grading 7.3 g/t. Barrick highlighted that REN represents future growth for the Carlin complex with the potential to contribute to the life of mine plan in the near-term. Barrick provided further information on exploration success at REN in their Q4 Management’s Discussion and Analysis (“MD&A”) released on February 16. Drilling results from the fourth quarter of 2021 targeted upside potential and resource expansion outside of the recently defined resource at REN. Highlighted drill results included MRC-21001 with 40.2 metres grading 27.60 g/t gold. Drilling continues on the project with mineralization open in all directions outlining the potential for resource expansion.

As the northern extension of the well-established Carlin complex, REN is a key component of Barrick’s brownfields exploration strategy. Barrick President and CEO, Mark Bristow, noted “While we look closely at all new business opportunities, we believe finding our ounces is always better than buying them. That’s why we’re still discovering real value at the end of our drill bits”.

For more information, refer to Barrick’s press releases dated January 12 and February 10, 2022, filed on www.sedar.com

Canadian Malartic Partnership (Agnico Eagle & Yamana JV) – Odyssey Underground Project (3.0% NSR) – Odyssey Project Advancing on Schedule

The Odyssey underground project continues to display exploration success and is on track for initial production in 2023. On February 8, 2022, Yamana Gold Inc. (“Yamana”) announced an updated mineral resource for the Odyssey underground project with a reported 2.35 million ounces of indicated gold mineral resources and 13.15 million ounces of inferred gold mineral resources (100% basis). It further disclosed that indicated resources increased by roughly 175% relative to 2020 mineral resource estimate as a result of successful inferred resource conversion and resource expansion drilling.

On February 17, 2022, Yamana disclosed that following the Canadian Malartic Partnership’s positive construction decision in February 2021, the project has advanced on schedule and on budget. It further disclosed that in October 2021, the concrete pour to construct the 93-metre tall headframe was completed on schedule, in preparation for shaft sinking scheduled to begin in the fourth quarter of 2022. Underground development continues to advance in parallel, according to plan and, as of the end of 2021, the ramp from surface to the upper zones has reached the elevation of the third production level which also serves as the base of the first stoping horizon. Yamana further disclosed that the first underground mineralized material from Odyssey South is on track to be processed through the existing Canadian Malartic plant in early 2023. The Odyssey underground project is forecasted by Yamana to produce roughly 500,000 ounces of gold per year over an 18+ year mine life. Gold Royalty has a 3% NSR over a portion of the Odyssey Project.

For more information, refer to Yamana Gold’s press releases dated February 8, 2022 and February 17, 2022, each filed in www.sedar.com.

Wallbridge Mining – Fenelon Gold Project (2.0% NSR) – Multi-Million Ounce Deposit Begins Realizing its Significant Expansion Potential

On January 10, 2022, Wallbridge Mining Company Limited (“Wallbridge”) announced the approval of a C$70 million exploration program for 2022 which includes 115,000 metres of resource expansion and infill drilling at the Fenelon Gold Project. Wallbridge noted that the drilling will focus on adding resources to the 2021 resource open pit and within the gold system where drill spacing was insufficient for inclusion in its 2021 technical report for the project. The program will also aim to extend known gold zones and test extensions of mineralization. Wallbridge highlights the deposit remains open laterally in most directions and at depth.

Wallbridge noted “We see excellent potential to build on our track record of exploration success over the past years to further grow mineral resources at both Fenelon and Martinière in 2022, with most known mineralized gold trends remaining open for expansion, and additional opportunities within the existing resource footprints. After validating the multi-million-ounce potential of this emerging gold camp with a significant mineral resource estimate in 2021, we plan to maintain a similar pace of exploration work this year, with 8 to 10 active drills. We expect this program to deliver a number of catalysts for our shareholders over the course of 2022, as we update our mineral resource estimates for Fenelon and Martinière and will lay the groundwork for an economic study that will incorporate our properties across the Detour-Fenelon Gold Trend.”

For more information, refer to Wallbridge’s press release dated January 10, 2022, filed on www.sedar.com.

First Majestic – Jerritt Canyon Mine (0.5% NSR and Per Ton Royalty “PTR”) – Ramping up Production and Exploration Activities Under New Ownership

On January 18, 2022, First Majestic Silver Corp. (“First Majestic”) reported their 2022 guidance, showing a promising production ramp-up with significant exploration investment that seeks to extend mine life.

Production during the year is reported for the third and fourth quarters of 2021 as First Majestic acquired the mine in April 2021. Although bad weather resulted in reduced production in the final quarter, production guidance for 2022 is 116,000-129,000 ounces of gold, an increase from 2020 production of 112,479 ounces. During the quarter, the mill processed 256,374 tonnes with an average grade gold of 3.41 g/t and 84% recovery.

On the exploration front, 9 drill rigs, 4 surface rigs and 5 underground rigs were active at the end of 2021, and an ambitious drilling program was announced by First Majestic for 2022. The exploration drilling program consists of approximately 135,100 metres of surface and underground in-fill, step-out and exploratory holes to extend the life of mine and test the presence of new ore body targets. Additionally, First Majestic disclosed that eight near mine targets close to the historic open-pit and underground production are planned to be drilled from the surface. First Majestic also noted in their exploration update that the West Generator underground mine, part of the Jerritt Canyon property subject to Gold Royalty’s NSR, is scheduled to reopen by the end of the year.

For more information, refer to First Majestic’s press release dated January 18, 2022, filed on www.sedar.com and corporate presentation on First Majestic’s website: www.firstmajestic.com

Monarch Mining – Beaufor Mine and Beacon Mill (1.0% NSR and C$2.50 PTR) – Preparing for production in Q2 2022

On January 20, 2022, Monarch Mining Corp. (“Monarch”) announced completion of a 43,419 metre exploration drill program at the Beaufor Mine in 2021 including final assay results. These promising results included high-grade intersections of 99.7 g/t Au over 0.6 metre, 33.1 g/t Au over 0.5 metre, 29.9 g/t Au over 0.7 metre and 28.0 g/t Au over 0.6 metre. Monarch is in the final stages of preparing the Beaufor Mine for production that is forecasted to commence in June 2022.

Jean-Marc Lacoste, President and Chief Executive Officer of Monarch stated “The results of this surface drilling program are very encouraging. We are very pleased to be able to develop new sectors of the mine where we can define and pull mineralization elsewhere than the bottom of the mine, which was the focus in the past. This work confirms our view that the project has excellent discovery potential both underground and near surface and that there is therefore a strong possibility of increased mine resources on multiple fronts.”

Gold Royalty holds a 1.0% NSR and C$2.50 PTR over the project with expected cash flow following Monarch’s expected commencement of production in Q2 2022.

For more information, refer to Monarch’s press release dated January 20, 2022, filed on www.sedar.com

GoldMining Inc. – La Mina (2.0% NSR) – Announces Positive Preliminary Economic Assessment for La Mina Project

On January 12, 2022, GoldMining Inc. (“GoldMining”) released a Preliminary Economic Assessment (“PEA”) report of the La Mina property.

Alastair Still, CEO of GoldMining commented, “We are extremely pleased with the positive economics demonstrated by this PEA on La Mina. This study represents a milestone for the Company as we have produced our first PEA and continue to advance our projects to unlock value for our shareholders and local stakeholders. With current metal prices well above the $1,600 per ounce gold and $3.39 per pound copper used in the PEA, the Project is highly leveraged to enhanced economics. We are also highly encouraged by the opportunities to build upon this PEA, including drill-ready targets at the nearby La Garrucha deposit which, on the last hole (LME–1106) drilled by the previous operator yielded 271 metres of 1.03 g/t gold and 0.13% copper.”

The report estimates a life of mine of 10.4 years where 3.78 million tonnes would be mined with a 1.06 g/t gold equivalent at an operating unit cost of $15.58 per tonne processed with a total of 1.013 million gold equivalent ounces payable over the mine life.

The PEA is preliminary in nature, and there is no certainty that the reported results will be realized. Mineral resources used for the PEA included inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the projected economic performance will be realized.

For more information, refer to GoldMining’s press release dated January 12, 2022, filed on www.sedar.com

i-80 Gold – Lone Tree (1.50% NSR) – i-80 Launches Comprehensive Plan to Create Nevada Focused Gold Mining Company

On January 12, 2022, i-80 Gold Corp. (“i-80”) announced its development plans for 2022 as the Company commences its plans to build a comprehensive Nevada mining complex. i-80 is in the process of developing multiple mining operations to achieve its objective of building a Nevada focused mining company with a goal of ultimately producing more than 500,000 ounces of gold annually.

I-80 disclosed that it is executing a “Hub and Spoke” development plan where Lone Tree will be the “Hub” of i-80’s operations. Gold Royalty holds a 1.5% NSR over the Lone Tree project.

“With a strong balance sheet, we are concentrated on achieving our goal of becoming one of Nevada’s largest gold producers”, stated Ewan Downie, Chief Executive Officer of i-80 Gold. “2021 was a highly successful first year for i-80 where we closed multiple strategic acquisitions that position i-80 as one of the largest holders of gold and silver resources in the State.”

For more information, refer to i-80’s press releases dated January 12, 2022, filed on www.sedar.com

Additional Selected Highlights

1.	Paramount Gold Nevada Corp. – Sleeper Gold Mine - (0.33% NSR) reports gold recoveries and announces the authoring of a new, updated PEA for the mine (press release dated January 27,2022).

2.	Paramount Gold Nevada Corp. – Frost Project – (2.0% NSR) results of 9,010 feet drilling (press release dated February 8, 2022).
3.	American Pacific Mining Corp. – Tuscarora – (3.0% NSR) announces commencement of 17,000 meter drill program with targets inside the GRC royalties (press release dated January 26, 2022).
4.	Sirios Resources Inc. – Cheechoo Project – (2.5% - 4% NSR) announces initial summer 2021 Drill Results and Provides an Operations Update (press release dated December 14, 2021).
5.	Monarch Mining Corp. – Swanson Project - (2.5% NSR) announces 5,000 meter exploration program on Swanson (press release dated November 16, 2021).
6.	Monarch Mining Corp. – McKenzie Break – (2.5% NSR) Intersects 73.5 G/T Au Over 1.35 M (4.43 Ft), Expanding The Mckenzie Break Deposit To The Southwest (press release dated December 2, 2021)
7.	Pacton Gold Inc. – Red Lake Project – (1.0% NSR) announces a 10,000m winter drill program, shortly after releases another news report indicating even higher planned drilling (press release dated December 13, 2021).
8.	Blackrock Silver Corp. – Tonopah West Project– (3.0% NSR) reports 90% To 98% Gold And 81% To 94% Silver Recoveries From Initial Metallurgical Testwork At Tonopah West (press release dated January 6, 2022).
9.	Blackrock Silver Corp. – Tonopah West Project– (3.0% NSR) releases drilling results and expects to have a maiden resource estimate by 2022Q1 (press release dated February, 17, 2022).
10.	Wallbridge Mining Company Ltd. – Fenelon Project - (2.0% NSR) adds near surface mineralization in Area 51 and extends Tabasco / Cayenne at depth (press release dated January 12, 2022).
11.	GoldMining Inc. - São Jorge – (1.0% NSR) - Reports Additional Infill Core Sampling at São Jorge Including Mineralized Saprolite at Surface (press release dated November 24, 2021)
12.	Calibre Mining Corp. – Gold Rock Project – (0.5% NSR) announces new high grade intersect drill hole results (press release dated January 18, 2022).
13.	Great Western Mining Corporation PLC. – Olympic Project – (1.75% NSR) updates on its drilling program for 2022 (press release dated February 8, 2022).
14.	Eminent Gold Corp. – Gilbert South Project – (2.0% NSR) identifies deep feeder structure coincident with multi-kilometer vein system (press release dated February 8, 2022).
15.	SSR Mining Inc. – Marigold Mine – (0.75% NSR) plans to increase exploration target release Marigold technical report within the year (press release dated January 31, 2022).
16.	Rex Minerals Ltd. - Hog Ranch – (2.25% NSR) announces a 2000-3000m RC drilling program with previous drilling programs finding high-grade intersects (press release dated November 23, 2021).
17.	Provenance Gold Corp. – White Rock Gold Project – (2.0% NSR) announces technical report to be release for resource estimation of the property (press release dated January 13, 2022).

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists of royalties on gold properties located in the Americas.

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Persons

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under National Instrument 43-101 and has reviewed and approved the technical information disclosed in this news release. Glenn Mullan, a director of the Company, is a “qualified person” as such term is defined under National Instrument 43-101 and has reviewed and approved the technical information pertaining to projects located in Quebec, Canada, disclosed in this news release.

Technical Information

Disclosure relating to properties in which Gold Royalty holds royalty or other interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. The Company generally has limited or no ability to verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. In addition, certain information publicly reported by operators may relate to a larger property than the area covered by the Companies interest, which often may only apply to a portion of the overall project area or applicable mineral resources or reserves.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this news release, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with Canadian National Instrument 43-101 (“NI 43- 101”), which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”) applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

It cannot be assumed that all or any part of a measured, indicated or inferred resource will ever be upgraded to a higher category. “Inferred mineral resources” have a greater amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), including but not limited to statements regarding: future plans, estimates and expectations disclosed by the operators of the projects underlying the Company’s interests, including the proposed advancement and expansion of such projects; the results of exploration, development and production activities of the operators of such projects; expectations regarding potential contribution of the royalty on the Côté Gold Project to future revenues and future cash flows and the Company’s future growth plans. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s projects, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments as well as the impact of, and response of relevant governments to, COVID-19 and the effectiveness of such responses and the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended September 30, 2021 and its other publicly filed documents under its profiles at www.sedar.com and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

No Offer or Solicitation

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer (the “Offer”) to acquire the securities of Elemental Royalties Corp. (“Elemental”) and to issue securities of Gold Royalty is being made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and bid circular and associated letter of transmittal and notice of guaranteed delivery (the “Offer Documents”).

Additional Information

The Offer Documents have been mailed to Elemental shareholders and have also been filed with applicable Canadian and United States securities regulators and are available under Gold Royalty’s SEDAR profile at www.sedar.com, in the United States on EDGAR at www.sec.gov and on Gold Royalty’s website at www.goldroyalty.com.

This news release is not a substitute for the Offer Documents and Elemental shareholders, Gold Royalty shareholders and all other interested parties are encouraged to read the Offer Documents.

Notice to U.S. Shareholders

Gold Royalty has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”), which contains a prospectus relating to the offer to acquire the securities of Elemental, under the U.S. Securities Act of 1933, as amended. SHAREHOLDERS OF ELEMENTAL AND OTHER INTERESTED PARTIES ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT GOLD ROYALTY, ELEMENTAL, AND THE OFFER. Materials filed with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov under Gold Royalty’s profile and the materials will be posted on Gold Royalty’s website at www.goldroyalty.com.

Gold Royalty is a foreign private issuer and is permitted to prepare the offer to purchase and take-over bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. Gold Royalty prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and they may not be directly comparable to financial statements of United States companies.

Shareholders of Elemental should be aware that owning Gold Royalty shares may subject them to tax consequences both in the United States and in Canada. The Offer Documents may not describe these tax consequences fully. Elemental shareholders should read any tax discussion in the Offer Documents, and holders of Elemental shares are urged to consult their tax advisors.

An Elemental shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because Gold Royalty is incorporated in Canada, some or all of Gold Royalty’s officers and directors and some or all of the experts named in the Offer Documents reside outside of the United States, and a substantial portion of Gold Royalty’s assets and of the assets of such persons are located outside the United States. Elemental shareholders in the United States may not be able to sue Gold Royalty or its officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE GOLD ROYALTY SHARES OFFERED IN THE OFFER DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFER DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

In accordance with applicable law, rules and regulations of the United States, Canada or its provinces or territories, including Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, Gold Royalty or its affiliates and any advisor, broker or other person acting as agent for, or on behalf of, or in concert with Gold Royalty or its affiliates, directly or indirectly, may bid for, make purchases of, or make arrangements to, purchase Elemental shares or certain related securities outside the Offer, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. Such bids, purchases or arrangements to purchase may be made during the period of the Offer and through the expiration of the Offer. Any such purchases must comply with applicable laws, rules and regulations. To the extent information about such purchases or arrangements to purchase is made public in Canada, such information will be disclosed by means of a press release or other means reasonably calculated to inform shareholders in the United States of such information.